EXHIBIT 99.5
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tél. : +33 (0) 1 47 44 59 81
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel : + 33 (0) 1 47 44 67 12
IPhilippe GATEAU
Tel. : + 33 (0) 147 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
News Release
Communiqué de Pressee
Two further oil discoveries on Block 32, in the Angolan ultra deep offshore
Paris, May 21, 2007 — Sociedade Nacional de Combustíveis de Angola (Sonangol) and Total E&P Angola, a wholly owned subsidiary of Total, announce two new oil discoveries with the tenth and eleventh exploration wells drilled on Block 32 in the ultra deep waters of the Angolan offshore.
Drilled in a water depth of 1,594 metres, the Cominhos-1 well encountered Upper and Lower Oligocene oil bearing reservoirs. The well was tested from a selected Lower Oligocene interval and produced at a rate of 6,258 barrels per day of oil 32°API. This discovery is located in the north-eastern part of Block 32, approximately 18 kilometres north of the Caril-1, discovery made in 2006.
Drilled in a water depth of 1,883 metres, the Louro-1 well found both Miocene and Oligocene oil bearing reservoirs. This discovery is located in the Southern part of Block 32, approximately 4.5 kilometres west of the Salsa-1 discovery made in 2006.
Complementary technical studies are being carried out to fully evaluate these promising drilling results, and further exploration drilling is underway or planned across the block.
Sonangol is the concessionaire of Block 32. Total E&P Angola (Block 32) Limited holds a 30% interest as Operator. Other partners in Block 32 are Marathon Oil Company (30%), Sonangol E.P. (20%), Esso Exploration and Production Angola (Overseas) Limited (15%) and Petrogal (5%).
Ultra-deep exploration work conducted in 2005 and 2006 confirmed the potential of Block 32. After the discoveries of Gindungo in 2003, Canela and Cola in 2004, Gengibre and Mostarda drilled in 2005, Salsa, Caril and Manjericão drilled in 2006, the positive results from Louro and Cominhos confirmed the major potential of the Block. Conceptual development studies gathering the Gindungo, Canela and Gengibre discoveries were initiated in 2005 in order to exploit these discoveries in a production zone, in the central eastern part of the block. Studies will be initiated to evaluate the development potential of the other discoveries.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tél. : +33 (0) 1 47 44 59 81
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel : + 33 (0) 1 47 44 67 12
IPhilippe GATEAU
Tel. : + 33 (0) 147 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total in Angola
Total is present in Angola since 1953 and held beginning of 2007 interests in production permits both operated (Blocks 3 and 17) and non operated (Blocks 0, and 14) and three exploration permits, one of which it operates (Block 32).
Deep-offshore Block 17 is Total’s major asset in Angola. It is composed of four major zones : Girassol and Dalia, both in production; Pazflor, which is in the bidding process before sanction; and CLOV, a fourth major production area based on the Cravo, Lirio, Violeta and Orquidea discoveries, whose development is currently being studied. Future production from these fields will come in addition to 500,000 barrels of oil per day that are currently pumped from Girassol and Dalia structures on the Block 17. Connected to the Girassol FPSO, Rosa will start production in the second quarter of 2007, enabling the FPSO to extend the production plateau to the maximum of its capacity.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com